                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               AMF BOWLING, INC.
                  --------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03113V109
                             ---------------------
                                 (CUSIP Number)


                           JAMES J. CONNORS, II, ESQ.
                                 KELSO & COMPANY
                                 320 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 751-3939
   ---------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               NOVEMBER 12, 1998
   ---------------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / X /.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  KELSO INVESTMENT ASSOCIATES V, L.P.
                                      13-3728774
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              KELSO EQUITY PARTNERS V, L.P.
                                      13-3787708
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    KELSO PARTNERS V, L.P.
                                       13-3728773
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    JOSEPH S. SCHUCHERT
                                      ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    MICHAEL B. GOLDBERG
                                       ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                          UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                  FRANK T. NICKELL
                                    ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    GEORGE E. MATELICH
                                      ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                               UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 THOMAS R. WALL, IV
                                    ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                             UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    FRANK K. BYNUM, JR.
                                       ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 DAVID I. WAHRHAFTIG
                                     ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a)   /    /
                  GROUP*                                        (b)   /    /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                        /    /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /    /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                              UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF               SOLE VOTING POWER
                             0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY            SHARED VOTING POWER
                             5,884,380 SHARES
                  --------------------------------------------------------------
OWNED BY          9
                        SOLE DISPOSITIVE POWER
EACH                         0
                  --------------------------------------------------------------
REPORTING         10
                        SHARED DISPOSITIVE POWER
PERSON WITH                  5,884,380 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                             5,884,380 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     /    /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                             9.8 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



ITEM 1.  SECURITY AND ISSUER.

            This Statement on Schedule 13D is filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of AMF Bowling, Inc., a Delaware corporation (the "Company").

ITEM 2.    IDENTITY AND BACKGROUND.

            This Statement on Schedule 13D is filed by Kelso Investment Associates V, L.P., a Delaware limited partnership ("KIA V"); Kelso Equity Partners V, L.P., a Delaware limited partnership ("KEP V" and, together with KIA V, the "Limited Partnerships"); Kelso Partners V, L.P., a Delaware limited partnership and the general partner of KIA V ("KP V"); and Joseph S. Schuchert, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig and Frank K. Bynum, Jr., each of whom is a general partner of KP V and of KEP V (collectively, the "General Partners" and, together with the Limited Partnerships and KP V, the "Filing Persons").

            The Limited Partnerships are private investment vehicles formed for the purpose of investing in transactions arranged by Kelso & Company, L.P., a private investment firm specializing in acquisition transactions ("Kelso"). The principal business address of each of the Filing Persons is c/o Kelso & Company, 320 Park Avenue, New York, NY 10022. The present principal occupation of each of the General Partners is as follows: Mr. Schuchert is Chairman of Kelso; Mr. Nickell is President and CEO of Kelso; Mr. Wall is Managing Director of Kelso; Mr. Matelich is Managing Director of Kelso; Mr. Goldberg is Managing Director of Kelso; Mr. Wahrhaftig is Managing Director of Kelso; and Mr. Bynum is Managing Director of Kelso. Each of the General Partners is a citizen of the United States.

            During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The funds used by the Limited Partnerships to purchase the Zero Coupon Convertible Debentures Due 2018 of the Company ("Debentures") ($1,695,526, in the aggregate) were obtained by such entities from capital contributions by their partners.

ITEM 4.    PURPOSE OF THE TRANSACTION.

            The Limited Partnerships purchased the shares of Common Stock for the purpose of acquiring an equity interest in the Company.

\                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



           On November 12, 1998, the Limited Partnerships entered into an agreement (the "Debenture & Note Purchase Agreement") with GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GMBH, Stone Street Fund 1995, L.P., Stone Street Fund 1996, L.P., Bridge Street Fund 1995, L.P. and Bridge Street Fund 1996, L.P. (collectively, the "Other Investors"), pursuant to which the parties thereto have agreed to make open market purchases of the Company's Debentures and 12 1/4% Senior Subordinated Discount Notes due 2006 (the "Notes") from time to time for their respective accounts in agreed-upon proportions. The Debenture & Note Purchase Agreement provides that each party thereto may terminate its participation in such open market purchases by providing written notice of such termination to the other parties thereto. As of November 17, 1998, the Limited Partnerships have acquired an aggregate of $14,017,000 in principal amount of Debentures representing their proportionate share of Debentures acquired pursuant to the Debenture & Note Purchase Agreement, as set forth on Schedule A hereto. The Debentures are convertible at any time prior to maturity into shares of Common Stock at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity. Accordingly, the Limited Partnerships may be deemed to have acquired beneficial ownership of an aggregate of 121,575 shares of Common Stock by virtue of their acquisition of the Debentures. There can be no assurance that the Limited Partnerships or any of the other parties to the Debenture & Note Purchase Agreement will acquire any additional Debentures thereunder or, if such securities are acquired, the amount of securities so acquired. The foregoing is qualified in its entirety by reference to the Debenture & Note Purchase Agreement which is filed as Exhibit 1 hereto and is incorporated herein by reference.

           Except as disclosed herein, none of the Filing Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of November 23, 1998, each of the Limited Partnerships may be deemed to own beneficially and directly, and KP V and the General Partners may be deemed to own beneficially and indirectly, 5,884,380 shares of Common Stock, including 121,575 shares of Common Stock that may be acquired through the conversion of Debentures. The Company has reported in its Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1998 that there were 59,747,550 shares of Common Stock outstanding as of October 23, 1998. Based on the foregoing, the Limited Partnerships may be deemed to own beneficially and directly, and KP V and the General Partners may be deemed to own beneficially and indirectly, approximately 9.8% of the outstanding shares of Common Stock. KP V and the General Partners disclaim beneficial ownership of the securities reported herein.

           None of the Filing Persons beneficially owns any shares of Common Stock other than as set forth herein.

            Based on Amendment No. 2 to a Schedule 13D filed by the Other Investors and certain other persons on November 12, 1998, the Other Investors may be deemed to be the beneficial owners of an aggregate of 31,554,886 shares

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



of Common Stock, including 632,143 shares of Common Stock that may be acquired through the conversion of Debentures. Such shares represent approximately 51.5% of the outstanding Common Stock.

           (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 9 above.

           (c) Schedule A hereto sets forth the purchases of Debentures by the Limited Partnerships pursuant to the Debenture & Note Purchase Agreement during the period from November 13, 1998 to November 17, 1998. Other than as set forth on Schedule A hereto, no transactions in the Common Stock were effected by the Filing Persons during the past 60 days.

           (d) No person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On November 12, 1998, the Limited Partnerships entered into the Debenture & Note Purchase Agreement with the Other Investors, pursuant to which the parties thereto have agreed to make open market purchases of the Company's Debentures and Notes from time to time for their respective accounts in agreed-upon proportions. The Debenture & Note Purchase Agreement provides that each party thereto may terminate its participation in such open market purchases by providing written notice of such termination to the other parties thereto. The foregoing is qualified in its entirety by reference to the Debenture & Note Purchase Agreement which is filed as Exhibit 1 hereto and is incorporated herein by reference.

           The Limited Partnerships are party to a Stockholders Agreement, dated as of April 30, 1996 (as amended, the "Stockholders Agreement"), by and among the Company, the Limited Partnerships, the Other Investors and the other parties thereto. The Stockholders Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM  7.          MATERIAL TO BE FILED AS EXHIBITS.

1. Form of Agreement, dated as of November 12, 1998, by and among the Limited Partnerships and the other parties thereto.

2. Stockholders Agreement, dated as of April 30, 1996, by and among the Company, the Limited Partnerships, the Other Investors and the other parties thereto, and the amendments thereto (incorporated herein

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



         by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, File No. 333-34099).

3. Joint Filing Agreement, dated as of November 23, 1998, among the Filing Persons.

4.       Powers of attorneys.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:          November 23, 1998

                                             KELSO INVESTMENT ASSOCIATES V, L.P.

                                             By:   Kelso Partners V, L.P., its
                                                   General Partner

                                             By: /s/ James J. Connors, II
                                                   Name:  James J. Connors, II
                                                   Title:  Attorney-in-fact


                                             KELSO EQUITY PARTNERS V, L.P.

                                             By: /s/ James J. Connors, II
                                                   Name:  James J. Connors, II
                                                   Title:  Attorney-in-fact


                                             KELSO PARTNERS V, L.P.


                                             By: /s/ James J. Connors, II
                                                   Name:  James J. Connors, II
                                                   Title:  Attorney-in-fact


                                                           *
                                             ___________________________________
                                                   Joseph S. Schuchert


                                                           *
                                             ___________________________________
                                                   Frank T. Nickell


                                                           *
                                             ___________________________________
                                                   George E. Matelich

                                                           *
                                             ___________________________________
                                                   Thomas R. Wall, IV


                                                           *
                                             ___________________________________
                                                   Frank K. Bynum, Jr.

                                                           *
                                             ___________________________________
                                                   Michael B. Goldberg

                                                           *
                                             ___________________________________
                                                   David I. Wahrhaftig

*  By:  /s/ James J. Connors, II
         James J. Connors, II
         Attorney-in-fact

                                   SCHEDULE A

                                AMF Bowling, Inc.
                        CUSIP No. 03113VAA7 (Debentures)

          Purchases
        (Face Amount)                 Sales Price         Trade Date
          $ 1,613,000                 $  168,357          13-Nov-98
          $   807,000                 $   90,788          16-Nov-98
          $11,597,000                 $1,436,381          17-Nov-98

                                INDEX OF EXHIBITS

1. Form of Agreement, dated as of November 12, 1998, by and among the Limited Partnerships and the other parties thereto.

2. Stockholders Agreement, dated as of April 30, 1996, by and among the Company, the Limited Partnerships, the Other Investors and the other parties thereto, and the amendments thereto (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, File No. 333-34099).

3. Joint Filing Agreement, dated as of November 23, 1998, among the Filing Persons.

4.    Powers of attorneys.